ASANKO GOLD RESULTS OF ANNUAL GENERAL MEETING

Vancouver, British Columbia, June 8, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) announced that all the resolutions put to shareholders at the Company’s annual general meeting (the “Meeting”) held on June 8, 2018 were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Election of Directors
The seven nominees listed in the Company’s management information circular dated April 27, 2018, were elected at the Meeting as directors of Asanko.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Colin Steyn	125,837,112	99.81%	236,777	0.19%
Peter Breese	125,834,404	99.81%	239,485	0.19%
Shawn Wallace	125,835,570	99.81%	238,319	0.19%
Gordon Fretwell	125,828,993	99.81%	244,896	0.19%
Marcel de Groot	125,820,791	99.80%	253,098	0.20%
Michael Price	125,832,285	99.81%	241,604	0.19%
William Smart	125,862,906	99.83%	210,983	0.17%

Appointment of Auditor

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
KPMG LLP	143,789,105	99.68%	465,000	0.32%

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com